MK



10035915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DELAER: Marsden John Jr. Richard ~~DBA~~: JRM SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1103 POWELL AVENUE
(No. and Street)

ERIE (City) PA (State) 16505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R. MARSDEN JR 814- 836-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID M. LASTOWSKI CPA
(Name – *if individual, state last, first, middle name*)

1137 WEST 38TH STREET (Address) ERIE (City) PA (State) 16508 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

OATH OR AFFIRMATION

I, JOHN R. MARSDEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRM SECURITIES, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LINDA L. MARSDEN, NOTARY PUBLIC
CITY OF ERIE, ERIE COUNTY
MY COMMISSION EXPIRES DEC. 28, 2013

Signature

PROPRIETOR
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRM SECURITIES

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

DECEMBER 31, 2009

CONTENTS

David M. Lastowski

Certified Public Accountant

American Institute of Certified Public Accountants | Pennsylvania Institute of Certified Public Accountants

Report of Independent Certified Public Accountant

John R. Marsden, proprietor
JRM Securities

I have audited the accompanying balance sheet of JRM Securities (a proprietorship) as of December 31, 2009 and the related statements of income, changes in proprietor's capital, and cash flows for the year then ended plus the other statements required by National Association of Security Dealers (change in financial condition, computations of net capital and aggregate indebtedness). These financial statements are the responsibility of the Owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, plus the other statements required by the National Association of Securities Dealers (change in financial condition, computation of net capital and aggregate indebtedness), present fairly, in all material respects, the financial position of JRM Securities as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Erie, Pennsylvania
February 17, 2010

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com

JRM SECURITIES

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Current Assets

Cash and cash equivalents	$ 47,830
Receivable - investment concessions and 12b-1 income	1,442
Office equipment, net of accumulated depreciation of $1,532	1,882
Total assets	$ 51,154

LIABILITIES AND PROPRIETOR'S CAPITAL

Liabilities - accounts payable	$ 963
Proprietor's capital	50,191
Total liabilities and proprietor's capital	$ 51,154

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues	
Concessions from investment company shares	$ 4,259
Investment company 12b-1 income	8,369
Interest income	1,425
Total revenue	14,053
Expenses	
Regulatory fees and bond expenses	1,212
Office expenses	223
Real estate taxes	0
Utilities	1,429
Telephone	680
Professional fees	850
Depreciation	279
Total expenses	4,673
Net Income	$ 9,380

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$ 53,136
Net Income	9,380
Withdrawals by owner	12,325
Balance at December 31, 2009	$ 50,191

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net earnings	$	9,380
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation		279
Change in assets and liabilities:		
Increase in receivables		(100)
Increase in accounts payables		62
Net cash provided by operating activities		9,621
Cash flows from financing activities:		
Withdrawals by owner		(12,325)
Net cash used in investing activities		(12,325)
Net decrease in cash and cash equivalents		(2,704)
Cash and cash equivalents at beginning of year		50,534
Cash and cash equivalents at end of year	$	47,830

The accompanying notes are an integral part of these statements.

JRM SECURITIES

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

Funds provided by	
Net income from operations	$ 9,380
Total funds provided	9,380
Funds applied to	
Withdrawals by owner	(12,325)
Total funds applied	(12,325)
Decrease in working capital	(2,945)
Working capital, beginning of year	53,136
Working capital, end of year	$ 50,191

The accompanying notes are an integral part of these statements.

JRM SECURITIES

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2009

Net capital		
Total ownership equity included in the balance sheet	$	50,191
(-) Decrease in ownership equity not allowable		-
(+) Increase in subordinated liabilities		-
Total capital and allowable subordinated liabilities		50,191
Deductions and/or charges		
(-) Decrease in non-allowable assets Office equipment		1,882
(-) Decrease in other deductions		-
Net capital before haircuts on securities positions		48,309
(-) Haircuts on securities		-
(-) Undue concentrations		-
Net capital	$	48,309
Minimum net capital required	$	5,000
Required minimum dollar net capital (120%)		6,000
Excess net capital	$	42,309

The accompanying notes are an integral part of these statements.

JRM SECURITIES

COMPUTATION OF AGGREGATE INDEBTEDNESS

YEAR ENDED DECEMBER 31, 2009

Total liabilities from statement of financial condition	$ 901
Increase in drafts for immediate credit	-
Increase in market value of borrowed securities	-
Increase in other amounts	-
Total aggregate indebtedness	$ 901
Total net capital from statement of computation of net capital	$ 48,309
Percentage of aggregate indebtedness to net capital	1.87%

The accompanying notes are an integral part of these statements.

JRM SECURITIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note A - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied to the preparation of the accompanying financial statements follows.

1. Nature of Operations and Basis of Accounting

JRM Securities, a sole proprietorship, is a local securities broker-dealer which is located in Erie, Pennsylvania. The Proprietorship's financial statements are presented in accordance with generally accepted accounting principles. The accompanying financial statements have been prepared solely from the accounts of JRM Securities. The clients of the Proprietorship are primarily located in the tri-state area.

2. Cash and Cash Equivalents

The Proprietorship's policy is to invest cash to meet its NASD minimum net capital in income producing investments. Temporary cash investments of $47,830 at December 31, 2008, consist of a certificate of deposit which is stated at cost which approximates market.

The Proprietorship maintains its cash balances in one financial institution located in Erie, Pennsylvania. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000

3. Receivables

The Proprietorship considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Property and Equipment

Depreciation of property and equipment, net of $1.464 salvage value, is computed using the straight line method. Expenditures for maintenance and repairs are charged against operations. Repairs and improvements that materially extend the life of the asset are capitalized.

5. Income Taxes

The proprietorship itself is not a tax paying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

Note A - Summary of Significant Accounting Policies - Continued

6. Revenue Recognition

The Proprietorship, for purposes of this financial statement, recognizes revenue and expenses on the accrual method of accounting whereby revenue is recognized when earned and expenses are recognized when incurred.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the proprietor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B - Capital Requirements

JRM Securities is subject to the net capital requirements applicable to the business it is engaged in under the Securities Exchange Act of 1934 and the National Association of Securities Dealers (NASD). Every broker-dealer with a business limited to mutual funds and variable annuities shall maintain a minimum net capital of $5,000 and shall notify the Self Regulatory Organization, the National Exchange and the Securities and Exchange Commission if the broker-dealer's net capital is less than the required minimum.

Proprietor's net worth as of December 31, 2009 in JRM Securities	$50,191

David M. Lastowski
Certified Public Accountant

American Institute of Certified Public Accountants Pennsylvania Institute of Certified Public Accountants

Independent Accountant's Report on Internal Accounting Controls Required by SEC Rule 17a-5

Board of Directors
JRM Securities

In planning and performing my audit of the financial statements and supplementary information of JRM Securities (the Company) for the year ended December 31, 2009, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did no review of the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accountng principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Erie, Pennsylvania
February 17, 2010

David M. Lastowski

Certified Public Accountant

American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants

JRM SECURITIES

OTHER COMMENTS

DECEMBER 31, 2009

I have completed a reconciliation of the audited computation of net capital and unaudited Part IIA of Form X-17A-5 as of December 31, 2009 for JRM Securities and have found no material differences in net capital.

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com

David M. Lastowski
Certified Public Accountant

American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants

JRM SECURITIES

OTHER COMMENTS

DECEMBER 31, 2009

I have examined the operational safeguards, accounting system, and general financial integrity of JRM Securities and have found no material inadequacies or irregularities.

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com

David M. Lastowski
Certified Public Accountant

American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants

JRM SECURITIES

OTHER COMMENTS

DECEMBER 31, 2009

I have examined the operations of JRM Securities and have found no material inadequacies or recommend any corrective action since the last audited report.

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com

David M. Lastowski
Certified Public Accountant

American Institute of Certified Public Accountants Pennsylvania Institute of Certified Public Accountants

JRM SECURITIES

OTHER COMMENTS

December 31, 2009

For the year ended December 31, 2009, JRM Securities business is limited to mutual funds and variable annuities.

JRM Securities claims an exemption from SEC Rule 15c3-3 pursuant to the (k)(1) exemption provision.

1137 West 38th Street • Erie, Pennsylvania 16508
Phone 814/868-4802 • Fax 814/866-0378 • E-mail: DLastowski@aol.com